UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                             Featherlite Mfg., Inc.
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                                (Name of Issuer)

                         Common Stock, without par value
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                         (Title of Class of Securities)

                                   313054 10 8
  ----------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Michael Guth
                               1550 Dolgner Place
                             Sanford, Florida 32771
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                      (Name, Address and Telephone Number of Person
                      Authorized to Receive Notices and Communications)

                                December 31, 1996
  ----------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box      [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-------------------------------                 -------------------------------
CUSIP No.    313054 10 8                           Page  2  of  5   Pages
          ---------------------                        ------ ------

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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Michael Guth
              S.S.No. ###-##-####
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2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)    [ ]
                                                                     (b)    [ ]


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3             SEC USE ONLY


--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              Not Applicable
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) or 2(e)                                       [ ]


--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.A.
--------------------------------------------------------------------------------
         NUMBER OF            7            SOLE VOTING POWER
          SHARES
       BENEFICIALLY                        300,000
         OWNED BY         ------------------------------------------------------
           EACH               8            SHARED VOTING POWER
         REPORTING
          PERSON
           WITH           ------------------------------------------------------
                              9            SOLE DISPOSITIVE POWER

                                           300,000
                          ------------------------------------------------------
                              10           SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              300,000
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    [ ]


--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              4.8%
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14            TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------------                     ---------------------------
CUSIP No.    313054 10 8                             Page  3  of   5  Pages
          ---------------------                        -------   ------

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1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Vantare International, Inc.
              I.R.S. No. 91-1357436
--------------------------------------------------------------------------------
2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)  [ ]
                                                                  (b)  [ ]


--------------------------------------------------------------------------------
3             SEC USE ONLY


--------------------------------------------------------------------------------
4             SOURCE OF FUNDS*

              Not Applicable
--------------------------------------------------------------------------------
5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                              [ ]


--------------------------------------------------------------------------------
6             CITIZENSHIP OR PLACE OF ORGANIZATION

              Florida
--------------------------------------------------------------------------------
         NUMBER OF            7            SOLE VOTING POWER
          SHARES
       BENEFICIALLY                        0
         OWNED BY           ----------------------------------------------------
           EACH               8            SHARED VOTING POWER
         REPORTING
          PERSON                           0
           WITH             ----------------------------------------------------

                              9            SOLE DISPOSITIVE POWER

                                           0
                            ----------------------------------------------------
                              10           SHARED DISPOSITIVE POWER

                                           0
--------------------------------------------------------------------------------
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              0
--------------------------------------------------------------------------------
12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES*                                                    [ ]


--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              0
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON*

              CO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.           Security and Issuer.

                  This statement relates to Common Stock, without par value, of Featherlite Mfg., Inc. (the "Issuer"), Highways 63 and 9, Cresco, Iowa 52136.

Item 2.           Identity and Background.

                  No change.

Item 3.           Source and Amount of Funds or Other Consideration.

                  Not applicable.

Item 4.           Purpose of Transaction.

                  The transaction was the cancellation by the Issuer of 100,000 shares of its Common Stock which had previously been issued in error in connection with its acquisition of substantially all of the assets of Vantare International Inc. ("Vantare"). In addition, Vantare was liquidated and the shares of the Issuer's Common Stock owned by it were transferred to its sole shareholder, Michael Guth.

Item 5.           Interest in Securities of the Issuer.

                  Mr. Guth owns 300,000 shares (the "Shares") of the Issuer's Common Stock, representing 4.8% of the Issuer's outstanding shares, and may be deemed to have sole voting and sole dispositive power over the shares. Effective December 31, 1996, the Issuer cancelled 100,000 shares of its Common Stock which had previously been issued in error in connection with its acquisition of Vantare.

                  As of December 31, 1996 the reporting persons ceased to beneficially own more than 5% of the Issuer's outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                  None.

Item 7.           Material to be Filed as Exhibits.

                  None.


                                Page 4 of 5 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. This statement is being filed on behalf of each of the undersigned.


Dated:  May 14, 1997

                                                VANTARE INTERNATIONAL, INC.


                                                By /s/ Michael Guth
                                                   Michael Guth, President



                                                   /s/ Michael Guth
                                                   Michael Guth


                                Page 5 of 5 Pages